April 12, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Donahue Charles Eastman Ernest Greene Evan Ewing

Re:	Gauzy Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 13, 2024 CIK No. 0001781446

Dear Ms. Donahue:

On behalf of Gauzy Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 26, 2024, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (CIK No. 0001781446) submitted by the Company on February 13, 2024.

Concurrent with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration on Form F-1

Risk Factors

Any significant disruption to our production lines or the failure of our facilities.., page 33

1.	We note your disclosure that you have experienced safety incidents “from time to time.” Please update this risk factor if safety incidents have materially impacted your operations or financial condition.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34 of the Registration Statement.

Revenue Backlog, page 78

2.	We note the significant increase in your revenue backlog as of the nine months ended September 30, 2023. You define revenue backlog as booked orders based on purchase orders or hard commitments that have not been shipped yet or have been shipped but not yet recognized as revenue. To help us better understand your disclosure, please revise to disclose whether any of the hard commitments included in the estimated backlog have a duration longer than one year. Please also clarify how much of the disclosed backlog is also reflected in deferred revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Registration Statement.

General

3.	Please remove the footnote on page 17.

Response: In response to the Staff’s comment, the Company has removed the footnote on page 17 of the Registration Statement.

Please contact me at (212) 801-9221 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ Mark Selinger, Esq.

cc: Meir Peleg, Chief Financial Officer